News Release

ALEXCO INTERSECTS 10.4 METERS OF 44.3 OUNCES PER TON SILVER,
EXPANDS ONEK ZINC-SILVER DEPOSIT AT KENO HILL

October 6, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from its 2010 core drilling program at the Keno Hill Silver District in Canada’s Yukon Territory. Exploration and infill drilling in the area of the historical Onek underground and open pit mine has identified an upper silver rich zone of mineralization with associated high grade zinc, and locally lead, over significant widths. The 2010 drill program, combined with earlier Alexco work, confirms that high grade zinc-silver mineralization extends at least 400 meters along strike, 220 meters down dip, and remains open to the southwest and down plunge. Importantly, the historical Onek mine area is located approximately 1.5 kilometers northwest of the Bellekeno silver-lead-zinc deposit, and approximately 1 kilometer from the newly completed Bellekeno mill currently being commissioned for commercial silver production in 2010.

Highlights

Complete and partial assay results have been received for 18 of 20 holes drilled in the area of the historical Onek mine, located in the eastern part of the Keno Hill district. Results include the following:

o	DDH K10-265 cut an interval grading: 1,518.6 grams per tonne silver (44.3 ounces per ton), 1.003 grams per tonne gold, 17.93% lead and 3.15% zinc over 10.42 meters from 53.79 to 64.21 meters.

o	DDH K10-254 cut an interval grading: 834.4 grams per tonne silver (24.3 ounces per ton), 1.194 grams per tonne gold, 6.68% lead and 21.84% zinc over 7.30 meters from 122.10 to 129.40 meters.

o	DDH K10-253 cut an interval grading: 411.5 grams per tonne silver (12.0 ounces per ton), 1.545 grams per tonne gold, 3.11% lead and 21.09% zinc over 5.49 meters from 98.30 to 103.79 meters.

o	DDH K10-250 cut an interval grading: 202.1 grams per tonne silver (5.9 ounces per ton), 0.422 grams per tonne gold, 2.05% lead and 27.96% zinc over 8.86 meters from 127.34 to 136.20 meters.

o	DDH K10-267 cut an interval grading: 301.1 grams per tonne silver (8.8 ounces per ton), 1.985 grams per tonne gold, 0.28% lead and 34.60% zinc over 2.82 meters from 106.48 to 109.30 meters.

o	DDH K10-262 cut an interval grading: 527.8 grams per tonne silver (15.4 ounces per ton), 0.550 grams per tonne gold, 7.03% lead and 13.81% zinc over 2.77 meters from 60.51 to 63.28 meters.

o	DDH K10-255 cut an interval grading: 359.0 grams per tonne silver (10.5 ounces per ton), 0.589 grams per tonne gold, 0.41% lead and 20.77% zinc over 1.14 meters from 94.57 to 95.71 meters.

These recent drill results continue to confirm the presence of high-grade zinc-silver-lead and local gold mineralization in the area of the historical Onek mine, which was first drill tested by Alexco in 2007. The 2010 exploration and infill drill program focused mainly on confirming and expanding the upper, more silver-rich mineralization, as defined in the historical Onek resource by the property’s former owner, United Keno Hill Mines Limited (“UKHM”). In addition to silver, lead, zinc and gold, the 2010 Onek drilling also encountered significant indium mineralization in multiple drill holes including 8.86 meters grading 472 ppm indium in DDH K10-250 from 127.34 to 136.20 meters.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Onek Drilling, Production and Historical Resource

The 2010 Onek drilling, covering a strike length in excess of 400 meters along the Onek structural zone, has confirmed the upper, silver-rich mineralization within and adjacent to the historical Onek mine where reported past production totaled 93,000 tons averaging 13.77 ounces per ton silver, 5.54% lead and 3.43% zinc. An historical resource estimate for the area encompassing the existing underground workings was calculated by the staff of UKHM in approximately 1997. This historical resource estimate, including proven, probable and inferred mineralization, totals 85,734 tons grading 12.63 ounces per ton silver, 4.71% lead, 16.41% zinc and 0.01 ounces per ton gold. Although believed by Alexco management to be relevant and reliable, this historical resource estimate pre-dates National Instrument 43-101 (“NI 43-101”) and is not compliant with NI 43-101 resource categories. Alexco plans to complete an interim NI 43-101 compliant resource estimate from data collected from Onek through October 2010, primarily to rank the deposit as part of an ongoing district-wide strategic development plan. The importance of the Onek deposit is enhanced by its proximity to the newly constructed Bellekeno mill, ease of underground access, and the identification of newly defined areas of the deposit with significant silver credits. Additionally, the extents of the deposit remain open.

A composite table listing those Onek 2010 drill holes having complete and partial assay results is available for review along with a drill hole location map on the Company website at www.alexcoresource.com.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2010 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Agat Labs at Whitehorse, Yukon Territory for preparation, with fire assay and multi-element ICP analyses done at Agat Labs facility at Mississauga, Ontario. The scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and verified by Mr. Dodd.

Continued 2010 District Exploration

Alexco is actively expanding exploration work at Keno Hill, recently adding two more drills (one diamond drill, one reverse circulation drill) to bring the total exploration drilling operation to seven drills, including one underground drill. Initial follow-up drill programs have been completed at the historical Lucky Queen and Silver King mines, as well as the Onek mine. Core drilling is currently underway near the historical Galkeno and Bermingham mines on Galena Hill, and at the Flame & Moth prospect immediately adjacent to the new Bellekeno mill. Additional surface core drilling is also underway in the vicinity of the Bellekeno deposit, and is planned for the Elsa/Husky areas later this year. In addition to the core drilling program, a reverse circulation drill is currently drilling in the McQuesten Valley mainly to capture stratigraphic information. The Keno Hill exploration program is currently projected to continue in to the winter, and a decision will be made in November or December regarding the number of drills to be retained for continuing winter-spring operations in 2011.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.